

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 19, 2021

Michael Mulholland
Chief Financial Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660

> **Re: CytoDyn Inc.**
> **Form 10-K for the Fiscal Year ended May 31, 2020**
> **File No. 000-49908**

Dear Mr. Mulholland:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended May 31, 2020

Note 2 -- Summary of Significant Accounting Policies
Inventories Procured or Produced in Preparation for Product Launches, page 84

1. We note your response to prior comment 1. Please expand your proposed disclosures to clarify that, due to their RTF letter, the FDA has not yet commenced their review of your BLA, including leronlimab's safety and efficacy. Ensure you also discuss and update the risks and uncertainties surrounding market acceptance and salability of leronlimab in your future periodic reports.

2. We note your response to prior comment 4 from our letter dated February 18, 2021. Given the significant delays in resubmitting your BLA, please expand your disclosures to provide detailed disaggregated information related to the remaining shelf lives of your inventory. As of each balance sheet date, please quantify the remaining shelf life of your raw materials, finished drug product in vials and bulk drub substance. To the extent material, separately quantify raw material that has a 12 month shelf life from raw materials with longer shelf lives. Please also disclose the point at which inventory may no

longer be accepted by potential customers due to limited remaining shelf life.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Baker at (202) 551-3691 or Terence O'Brien at (202) 551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences